REPORT UNDER
NATIONAL INSTRUMENT 51-102
REPORT OF VOTING RESULTS

To: Canadian Securities Administrators

In accordance with section 11.3 of National Instrument 51-102 — Continuous Disclosure Obligations, the following sets out the matters voted on at the Annual Meeting of Shareholders of Bank of Montreal (the “Bank”) held on February 22, 2005 and, as such votes were conducted by ballot, the number and percentage of votes cast for, against or withheld from each vote. Each of the matters set out below is described in greater detail in the Notice of Annual Meeting of Shareholders and Proxy Circular mailed to shareholders prior to the Annual Meeting.

1. Election of Directors

A ballot was conducted to vote on the appointment of the following 15 nominees as Directors of the Bank to serve until the next Annual Meeting of Shareholders of the Bank or until their successors are elected or appointed and the outcome was as follows:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Robert M. Astley	281,184,002	99.4	1,719,378	0.6
Stephen E. Bachand	281,159,048	99.4	1,779,505	0.6
David R. Beatty	280,356,594	99.1	2,574,665	0.9
Robert Chevrier	280,895,386	99.3	2,044,031	0.7
F. Anthony Comper	281,113,602	99.4	1,826,568	0.6
Ronald H. Farmer	281,178,959	99.4	1,760,460	0.6
David A. Galloway	281,000,626	99.3	1,940,331	0.7
Harold N. Kvisle	281,131,784	99.4	1,810,149	0.6
Eva Lee Kwok	280,801,016	99.2	2,139,638	0.8
Bruce H. Mitchell	281,247,234	99.4	1,693,590	0.6
Philip S. Orsino	281,149,842	99.4	1,790,982	0.6
J. Robert S. Prichard	280,573,879	99.2	2,367,960	0.8
Jeremy H. Reitman	281,007,224	99.3	1,918,052	0.7
Guylaine Saucier	280,327,663	99.1	2,607,678	0.9
Nancy C. Southern	280,969,152	99.3	1,971,499	0.7

2. Appointment of Auditors

A ballot was conducted to vote on the appointment of the firm of KPMG LLP as the auditors of the Bank for the 2005 fiscal year and the outcome was as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
280,335,004	99.1	2,505,533	0.9

3. Shareholder Proposal No. 1

A ballot was conducted to vote on a shareholder proposal that the Bank limit to 10 the number of years during which an independent director may sit on the board of the Bank and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
17,119,489	6.1	261,934,464	93.9

4. Shareholder Proposal No. 2

     A ballot was conducted to vote on a shareholder proposal that the Bank implement the cumulative voting procedure for the election of the members of the board of directors of the Bank and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
12,604,123	4.5	266,453,031	95.5

5. Shareholder Proposal No. 3

A ballot was conducted to vote on a shareholder proposal that the Bank replace the executive stock option plan with a share compensation plan granting restricted shares to be held for a minimum of two years and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
11,556,580	4.1	267,502,212	95.9

6. Shareholder Proposal No. 4.

A ballot was conducted to vote on a shareholder proposal that the Bank proceed with the closing of its subsidiary or subsidiaries in tax havens and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
4,556,972	1.6	274,524,629	98.4

7. Shareholder Proposal No. 5.

A ballot was conducted to vote on a shareholder proposal that the Bank establish a wage ceiling for senior executives of the Bank and its subsidiaries, including any form of compensation and benefits and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
9,873,645	3.5	269,197,805	96.5

8. Shareholder Proposal No. 6

A ballot was conducted to vote on a shareholder proposal that candidates for Director receive at least 75% support and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
5,221,201	1.9	273,837,080	98.1

9. Shareholder Proposal No.7

A ballot was conducted to vote on a shareholder proposal that Directors who change principal occupation shall resign and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
4,455,081	1.6	274,622,520	98.4

10. Shareholder Proposal No. 8

A ballot was conducted to vote on a shareholder proposal that the Bank establish fairness in credit-card operations and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
4,378,130	1.6	274,695,257	98.4

     Dated this 23rd day of February, 2005.

Bank of Montreal
By:	/s/ Velma J. Jones
Velma J. Jones
Vice-President Secretary